Exhibit 99.13
AUDITORS’ REPORT TO THE BOARD OF DIRECTORS ON
THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES
We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called ‘the Infosys Group’) as at 31 December 2005, the consolidated profit and loss account for the quarter and nine months ended on that date and the consolidated cash flow statement for the nine months ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.
In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:
(a)	in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at 31 December 2005;

(b)	in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the quarter and nine months ended on that date; and

(c)	in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the nine months ended on that date.
for BSR & Co.
Chartered Accountants
Subramanian Suresh
Partner
Membership No. 83673
Bangalore
11 January 2006

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	Schedule	December 31, 2005	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	137	135
Reserves and surplus	2	7,175	5,090

		7,312	5,225

MINORITY INTEREST		60	—

PREFERENCE SHARES ISSUED BY SUBSIDIARY*	3	—	94

		7,372	5,319

APPLICATION OF FUNDS
FIXED ASSETS	4
Original cost		2,958	2,287
Less: Depreciation and amortization		1,309	1,031

Net book value		1,649	1,256
Add: Capital work-in-progress		447	318

		2,096	1,574

INVESTMENTS	5	2,205	1,211
DEFERRED TAX ASSETS	6	57	45
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	1,394	1,322
Cash and bank balances	8	1,694	1,576
Loans and advances	9	1,496	1,023

		4,584	3,921

LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	10	849	656
Provisions	11	721	776

NET CURRENT ASSETS		3,014	2,489

		7,372	5,319

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

* refer to note 23.2.16
The schedules referred to above are an integral part of the consolidated balance sheet.
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
January 11, 2006		Chief Financial Officer		Senior Vice President — Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended		Nine months ended
		December 31,		December 31,
		2005	2004	2005	2004

Income from software services, products and business process management		2,532	1,876	6,897	5,142
Software development and business process management expenses	12	1,327	992	3,644	2,723

GROSS PROFIT		1,205	884	3,253	2,419

Selling and marketing expenses	13	158	117	448	344
General and administration expenses	14	186	149	547	407

		344	266	995	751
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, MINORITY INTEREST		861	618	2,258	1,668
Interest `		—	—	—	—
Depreciation and amortization		117	74	293	187

OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST		744	544	1,965	1,481

Other income	15	(5)	46	68	92
Provision for investments		—	—	1	—

NET PROFIT BEFORE TAX, MINORITY INTEREST		739	590	2,032	1,573
Provision for taxation	16	83	93	233	240

NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST		656	497	1,799	1,333
Minority interest		7	—	13	—

NET PROFIT AFTER TAX AND MINORITY INTEREST		649	497	1,786	1,333

Balance Brought Forward		2,350	751	1,415	70
Less: Residual dividend paid		—	—	—	2
Additional dividend tax		—	—	—	2

		2,350	751	1,415	66

AMOUNT AVAILABLE FOR APPROPRIATION		2,999	1,248	3,201	1,399

Dividend
Interim		—	—	177	134
Final		—	—	—	—

Total dividend		—	—	177	134
Dividend tax		—	—	25	17
Balance in profit and loss account		2,999	1,248	2,999	1,248

		2,999	1,248	3,201	1,399

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		23.68	18.50	65.59	49.77
Diluted		23.02	17.95	63.73	48.69
Number of shares used in computing earnings per share
Basic		27,37,71,476	26,87,73,742	27,22,89,379	26,78,62,078
Diluted		28,16,04,953	27,71,10,460	28,02,43,496	27,37,70,692
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

* refer to note 23.2.17
The schedules referred to above are an integral part of the consolidated profit and loss account.
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
January 11, 2006		Chief Financial Officer		Senior Vice President — Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Nine months ended
		December 31,
		2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		2,032	1,573
Adjustments to reconcile net profit before tax to cash provided by operating activities (Profit)/ loss on sale of fixed assets		—	—
Depreciation and amortization		293	187
Interest and dividend income		(133)	(78)
Provisions for investments		1	—

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(3)	(9)

Changes in current assets and liabilities
Sundry debtors		(72)	(387)
Loans and advances	17	(59)	(89)
Current liabilities and provisions	18	176	81
Income taxes paid during the period	19	(257)	(193)

NET CASH GENERATED BY OPERATING ACTIVITIES		1,978	1,085

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(815)	(587)
Proceeds on disposal of fixed assets		—	—
Investments in securities	21	(995)	(111)
Interest and dividend income		133	78

NET CASH USED IN INVESTING ACTIVITIES		(1,677)	(620)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital		—	—
Proceeds from issuance of share capital on exercise of stock options		453	301
Dividends paid during the period, including dividend tax		(403)	(1,020)

NET CASH USED IN FINANCING ACTIVITIES		50	(719)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		4	8

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		355	(246)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		1,790	1,929

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	2,145	1,683

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the consolidated cash flow statement.
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and Chief Financial Officer	Director	Company Secretary and
January 11, 2006				Senior Vice President — Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. Crore except per share data
Schedules to the Consolidated Balance Sheet as at	December 31, 2005	March 31, 2005

1 SHARE CAPITAL

Authorized
Equity shares, Rs. 5/- par value 30,00,00,000 (30,00,00,000) equity shares	150	150

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value*	137	135
27,45,25,163 (27,05,70,549) equity shares fully paid up
[Of the above, 25,84,92,302 (25,84,92,302) equity shares fully paid up have been issued as bonus shares by capitalization of the general reserve]

	137	135

Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
* For details of options in respect of equity shares, refer to note 23.2.7
* Refer to note 23.2.17 for details of basic and diluted shares

2 RESERVES AND SURPLUS

Capital reserve	6	6
Capital reserve on consolidation	49	—

Share premium account — As at April 1,	900	461
Add: Receipts on exercise of stock options issued to employees	451	439

	1,351	900

Foreign currency translation adjustment	—	(1)

General reserve — As at April 1,	2,770	2,680
Less: Capitalized for issue of bonus shares	—	100
Add: Transfer from the Profit and Loss Account	—	190

	2,770	2,770

Balance in Profit and Loss Account	2,999	1,415

	7,175	5,090

3 PREFERENCE SHARES ISSUED BY SUBSIDIARY

Authorized
0.0005% Cumulative convertible preference shares, Rs. 100/- par value
Nil (87,50,000) preference shares	—	88

Issued, Subscribed and Paid Up
0.0005% Cumulative convertible preference shares, Rs. 100/- par value
nil (87,50,000) preference shares fully paid up*	—	88

Premium received on issue of preference shares	—	6

	—	94

* Refer to note 23.2.16

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

4 FIXED ASSETS	in Rs. Crore except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1,		Deletions/	As at December	As at April 1,	For the	Deletions/	As at December	As at	As at
	2005	Additions	Retirement	31, 2005	2005	period	Retirement	31, 2005	December 31, 2005	March 31, 2005

Goodwill	41	—	—	41	—	—	—	—	41	41
Land: free-hold	30	—	—	30	—	—	—	—	30	30
leasehold	90	11	—	101	—	—	—	—	101	90
Buildings	731	264	—	995	119	44	—	163	832	612
Plant and machinery	395	157	—	552	218	66	—	284	268	177
Computer equipment	610	164	7	767	446	126	7	565	202	164
Furniture and fixtures	341	85	8	418	205	55	8	252	166	136
Leasehold improvements	6	4	—	10	1	2	—	3	7	5
Vehicles	1	1	—	2	—	—	—	—	2	1
Intangible assets
Intellectual property rights	42	—	—	42	42	—	—	42	—	—

	2,287	686	15	2,958	1,031	293	15	1,309	1,649	1,256

Previous year	1,634	728	75	2,287	810	288	67	1,031

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to the Consolidated Balance Sheet as at	December 31, 2005	March 31, 2005

5 INVESTMENTS

Trade (unquoted) — at cost
Long-term investments	16	16
Less: Provision made for investments	14	14

	2	2

Non-trade (unquoted), current investments, at the lower of cost and fair value
Liquid mutual funds	2,203	1,209

	2,205	1,211

Aggregate amount of unquoted investments	2,205	1,211

6 DEFERRED TAX ASSETS

Fixed assets	47	33
Sundry debtors	1	3

Leave provisions and others	9	9
	57	45

7 SUNDRY DEBTORS
Debts outstanding for a period exceeding six months
Unsecured
considered good	—	—
considered doubtful	9	11

Other debts
Unsecured
considered good*	1,394	1,322
considered doubtful	1	8

	1,404	1,341
Less: Provision for doubtful debts	10	19

	1,394	1,322

* Includes dues from companies where directors are interested	—	—

8 CASH AND BANK BALANCES

Cash on hand	—	—
Balances with scheduled banks
In current accounts *	137	83
In deposit accounts in Indian Rupees	1,279	1,250
Balances with non-scheduled banks
In deposit accounts in foreign currency	—	26
In current accounts in foreign currency	278	217

	1,694	1,576

*includes balance in unclaimed dividend account	4	3

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to the Consolidated Balance Sheet as at	December 31, 2005	March 31, 2005

9 LOANS AND ADVANCES

Unsecured, considered good
Advances
prepaid expenses	20	36
for supply of goods and rendering of services	11	2
advance to gratuity trust	27	—
others	3	16

	61	54

Unbilled revenues	158	141
Advance income tax	579	404
Loans and advances to employees *
housing and other loans	49	58
salary advances	51	43
Electricity and other deposits	16	17
Rental deposits	15	15
Deposits with financial institutions and body corporate (refer note 23.2.9)	554	280
Deposits with government authorities	—	—
Mark to Market on options/due on forward contracts	—	10
Other assets	13	1

	1,496	1,023

Unsecured, considered doubtful
Loans and advances to employees	—	—

	1,496	1,023
Less: Provision for doubtful loans and advances to employees	—	—

	1,496	1,023

*includes dues by non-director officers of the company	—	—
Maximum amounts due by non-director officers at any time during the period/ year	—	—

10 CURRENT LIABILITIES

Sundry creditors
capital goods	—	1
goods and services	6	4
accrued salaries and benefits
salaries	6	15
bonus and incentives	186	199
unavailed leave	87	77
for other liabilities accrual for expenses	207	141
retention monies	13	14
withholding and other taxes payable	102	60
for purchase of intellectual property rights	20	19
others	3	5

	630	535
Advances received from clients	13	29
Unearned revenue	190	89
Unclaimed dividend	4	3
Mark to Market on options/due on forward contracts	12	—

	849	656

11 PROVISIONS
Proposed dividend	—	176
Provision for
tax on dividend	—	25
income taxes*	709	546
post-sales client support and warranties	12	29

	721	776

* refer to note 23.2.8.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to Consolidated Profit and Loss Account for the	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

12 SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES

Salaries and bonus including overseas staff expenses	1,105	815	2,963	2,203
Contribution to provident and other funds	24	21	67	57
Staff welfare	10	8	24	16
Overseas travel expenses	78	56	258	186
Traveling and conveyance	—	3	—	6
Technical sub-contractors	40	34	111	72
Software packages
for own use	35	32	102	82
for service delivery to clients	6	4	25	14
Communication expenses	14	13	46	40
Rent	7	4	19	8
Computer maintenance	7	4	15	12
Consumables	4	3	12	11
Provision for post-sales client support and warranties	(9)	(6)	(15)	13
Miscellaneous expenses	6	1	17	3

	1,327	992	3,644	2,723

13 SELLING AND MARKETING EXPENSES

Salaries and bonus including overseas staff expenses	96	70	271	207
Contribution to provident and other funds	1	1	1	1
Staff welfare	1	—	1	—
Overseas travel expenses	18	14	56	41
Traveling and conveyance	2	4	3	10
Brand building	14	8	37	27
Commission and earnout charges	11	7	28	15
Professional charges	5	5	20	14
Rent	4	3	12	9
Marketing expenses	3	2	9	8
Telephone charges	2	1	4	4
Communication Expenses	—	—	1	—
Printing and stationery	—	—	1	1
Advertisements	—	1	1	2
Sales promotion expenses	—	—	1	1
Office maintenance	—	—	—	1
Insurance charges	—	—	—	—
Consumables	—	—	—	—
Software packages
for own use	—	—	—	—
Computer maintenance	—	—	—	—
Rates and taxes	—	—	—	—
Miscellaneous expenses	1	1	2	3

	158	117	448	344

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to Consolidated Profit and Loss Account for the	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

14 GENERAL AND ADMINISTRATION EXPENSES

Salaries and bonus including overseas staff expenses	43	36	122	91
Contribution to provident and other funds	2	2	6	6
Staff welfare	1	—	1	1
Telephone charges	20	12	60	35
Professional charges	27	20	70	51
Power and fuel	17	11	49	31
Office maintenance	20	11	53	30
Traveling and conveyance	17	9	47	27
Overseas travel expenses	5	3	16	8
Insurance charges	6	7	18	23
Printing and stationery	3	3	9	8
Rates and taxes	3	2	9	7
Donations	4	8	13	17
Rent	2	4	8	14
Advertisements	3	3	10	7
Professional membership and seminar participation fees	2	2	7	5
Repairs to building	3	3	11	7
Repairs to plant and machinery	3	2	8	5
Postage and courier	1	1	4	4
Books and periodicals	1	1	3	2
Recruitment and training	2	1	5	2
Provision for bad and doubtful debts	(4)	6	6	17
Provision for doubtful loans and advances	—	—	—	—
Commission to non-whole time directors	—	—	1	1
Auditor’s remuneration
statutory audit fees	—	—	1	1
certification charges	—	—	—	—
others	—	—	—	—
out-of-pocket expenses	—	—	—	—
Bank charges and commission	1	—	1	1
Freight charges	—	—	1	1
Research grants	1	—	1	—
Software packages
for own use	1	—	1	1
Miscellaneous expenses	2	2	6	4

	186	149	547	407

15 OTHER INCOME

Interest received on deposits with banks and others*	27	16	76	51
Dividend received on investment in liquid mutual funds (non-trade unquoted)	25	9	57	27
Miscellaneous income, net (refer to note 23.2.10)	1	—	3	1
Exchange differences	(58)	21	(68)	13

	(5)	46	68	92

*Tax deducted at source	4	2	14	9

16 PROVISION FOR TAXATION

Income taxes*	81	93	245	245
Deferred taxes	2	—	(12)	(5)

	83	93	233	240

* refer to note 23.2.8.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to Consolidated Cashflow Statements for the	Nine months ended
	December 31,
	2005	2004

17 CHANGE IN LOANS AND ADVANCES

As per the Balance Sheet	1,496	946
Less: Deposits with financial institutions and body corporate,
included in cash and cash equivalents	(451)	(213)
Advance income taxes separately considered	(579)	(341)

	466	392
Less: Opening balance considered	(407)	(303)

	59	89

18 CHANGE IN CURRENT LIABILITIES AND PROVISIONS

As per the Balance Sheet	1,570	1,165
Add/ (Less): Provisions separately considered in the cash flow statement
Income taxes	(709)	(497)
Dividends	—	—
Dividend tax	—	—

	861	668
Less: Opening balance considered	(685)	(587)

	176	81

19 INCOME TAXES PAID

Charge as per the Profit and Loss Account	233	240
Add: Increase in advance income taxes	175	131
Increase / (Decrease) in deferred taxes	12	3
Less: (Increase) / Decrease in income tax provision	(163)	(181)

	257	193

20 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

As per the schedule 4 to Balance Sheet	686	581
Less: Opening Capital work-in-progress	(318)	(208)
Add: Closing Capital work-in-progress	447	214

	815	587

21 INVESTMENTS IN SECURITIES *

As per the Balance Sheet	2,205	1,057
Add: Provisions made on investments	1	—

	2,206	1,057
Less: Opening balance considered	(1,211)	(946)

	995	111

* refer to note 23.2.11 for details of investments and redemptions

22 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD

As per the Balance Sheet	1,694	1,470
Add: Deposits with financial institutions, included herein	451	213

	2,145	1,683

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Financial Statements for the quarter ended December 31, 2005
23. Significant accounting policies and notes on accounts
Company overview
Infosys Technologies Limited (“Infosys” or “the company”) along with its majority owned and controlled subsidiary, Progeon Limited, India (“Progeon”), and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited (“Infosys Australia”), Infosys Technologies (Shanghai) Co. Limited (“Infosys China”) and Infosys Consulting, Inc., USA (“Infosys Consulting”) is a leading global technology services organisation. The group of companies (“the Group”) provide end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Group’s operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry and business process management services.
23. 1 Significant accounting policies
23.1.1 Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on “Interim Financial Reporting”. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.
Management evaluates all recently issued or revised accounting standards on an on-going basis.
The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys — the parent company, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.
Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.
23.1.2 Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.
Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.
23.1.3 Revenue recognition
Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.
Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.
23.1.4 Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.
23.1.5 Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.
23.1.6 Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7 Retirement benefits to employees
23.1.7.a Gratuity
Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees at the company and Progeon. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.
Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Progeon respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Progeon fully contributed all ascertained liabilities to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.
23.1.7.b Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon were also eligible for superannuation benefit. Progeon made monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.
23.1.7.c Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.
In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.
23.1.8 Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.
23.1.9 Foreign currency transactions
Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.
Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group’s accounting policy.
Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.
23.1.10 Forward contracts in foreign currencies
The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.
The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.
23.1.11 Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.
The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year for each of the consolidated entities.
23.1.12 Earnings per share
In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.
23.1.13 Investments
Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.
23.1.14 Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

23.2 Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.
The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.
23.2.1 Aggregate expenses
The aggregate amounts incurred on certain specific expenses:

in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Salaries and bonus including overseas staff expenses	1,244	921	3,356	2,501
Contribution to provident and other funds	27	24	74	64
Staff welfare	12	8	26	17
Overseas travel expenses	101	73	330	235
Traveling and conveyance	19	16	50	43
Technical sub-contractors	40	34	111	72
Software packages
for own use	36	32	103	83
for service delivery to clients	6	4	25	14
Professional charges	32	25	90	65
Telephone charges	22	13	64	39
Communication expenses	14	13	47	40
Power and fuel	17	11	49	31
Office maintenance	20	11	53	31
Rent	13	11	39	31
Brand building	14	8	37	27
Commission and earnout charges	11	7	28	15
Insurance charges	6	7	18	23
Printing and stationery	3	3	10	9
Computer maintenance	7	4	15	12
Consumables	4	3	12	11
Rates and taxes	3	2	9	7
Advertisements	3	4	11	9
Donations	4	8	13	17
Marketing expenses	3	2	9	8
Professional membership and seminar participation fees	2	2	7	5
Repairs to building	3	3	11	7
Repairs to plant and machinery	3	2	8	5
Postage and courier	1	1	4	4
Provision for post-sales client support and warranties	(9)	(6)	(15)	13
Books and periodicals	1	1	3	2
Recruitment and training	2	1	5	2
Provision for bad and doubtful debts	(4)	6	6	17
Provision for doubtful loans and advances	—	—	—	—
Commission to non-whole time directors	—	—	1	1
Sales promotion expenses	—	—	1	1
Auditor’s remuneration
statutory audit fees	—	—	1	1
certification charges	—	—	—	—
others	—	—	—	—
out-of-pocket expenses	—	—	—	—
Bank charges and commission	1	—	1	1
Freight charges	—	—	1	1
Research grants	1	—	1	—
Miscellaneous expenses	9	4	25	10

	1,671	1,258	4,639	3,474

The above expenses for the quarter and nine months ended December 31, 2005 include Fringe Benefit Tax (FBT) in India amounting to Rs. 4 crore and Rs. 11 crore respectively (for quarter and nine months ended December 31, 2004, Rs. nil & Rs. nil) wherever applicable.

23.2.2 Capital commitments and contingent liabilities

in Rs. crore
	As at
	December 31, 2005			March 31, 2005

Estimated amount of unexecuted capital contracts

(net of advances and deposits)		221			275

Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		28			16

Claims against the company, not acknowledged as debts		74	*		16
(Amount paid to statutory authorities totals Rs. 57 crore on account of claims not acknowledged as debts)

Forward contracts outstanding
In US$	US $	15,000,000		US $	353,317,400
(Equivalent approximate in Rs. crore)		67			1,558

Options Contract Outstanding
Put options purchased	US $	8,500,000			—
(Equivalent approximate in Rs. crore)		38			—
Call options sold	US $	17,000,000			—
(Equivalent approximate in Rs. crore)		76
Range barrier options in US $	US $	237,500,000
(Equivalent approximate in Rs. crore)		1,068			—
Range barrier options in Euro		€6,000,000			—
(Equivalent approximate in Rs. crore)		32			—
Range barrier options in GBP		£6,000,000			—
(Equivalent approximate in Rs. crore)		47			—

* Claims against the Company not acknowledged as debts include a demand (received on April 15, 2005) from the Indian tax authorities for payment of additional tax of Rs. 53 crore, including interest of Rs. 16 crore, upon completion of their tax review for fiscal 2002. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of “Export Turnover” to “Total Turnover”. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.
The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demanded. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company’s financial position and results of operations.
23.2.3 Obligations on long-term, non-cancelable operating leases
The lease rentals charged during the quarter and nine months ended December 31, 2005 and 2004 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Lease rentals recognized during the period	13	11	39	31

Lease obligations	As at
	December 31, 2005	March 31, 2005

Within one year of the balance sheet date	22	27
Due in a period between one year and five years	87	83
Due after five years	28	25

	137	135

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.
23.2.4 Related party transactions
During the quarter and nine months ended December 31, 2005, an amount of Rs. 2 crore and Rs. 9 crore (for the quarter and nine months ended December 31, 2004 was Rs. 3 crore and Rs. 11 crore) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.
23.2.5 Transactions with key management personnel
Particulars of remuneration and other benefits paid to key management personnel during the quarter and nine months ended December 31, 2005 and December 31, 2004 have been detailed in Schedule 23.3, since the amounts are less than a crore.
23.2.6 Research and development expenditure

in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Capital	—	—	—	—
Revenue	25	19	77	49

	25	19	77	49

23.2.7 Stock option plans
The company has two stock option plans that are currently operational.
1998 Stock Option Plan (“the 1998 Plan”)
The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs in Rs. crore
Number of options granted, exercised and forfeited during the	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Options outstanding, beginning of period	27,46,732	37,02,050	30,54,290	38,71,010
Granted	—	—	—	—
Less: exercised	(273,648)	(287,879)	(547,378)	(371,647)
forfeited	(25,420)	(93,724)	(59,248)	(178,916)

Options outstanding, end of period	24,47,664	33,20,447	24,47,664	33,20,447

1999 Stock Option Plan (“the 1999 Plan”)
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue in Rs. crore
Number of options granted, exercised and forfeited during the	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Options outstanding, beginning of period	1,21,24,188	1,65,78,897	1,40,54,937	1,83,62,120
Granted	—	—	—	—
Less: exercised	(1,592,003)	(1,307,755)	(3,407,236)	(2,520,433)
forfeited	(31,590)	(209,672)	(147,106)	(780,217)

Options outstanding, end of period	1,05,00,595	1,50,61,470	1,05,00,595	1,50,61,470

The aggregate options considered for dilution are set out in note 23.2.17

Progeon’s 2002 Plan
Progeon’s 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.
The activity in Progeon’s 2002 Plan during the quarter and nine months ended December 2005 and 2004:-

Number of options granted, exercised and forfeited	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Options outstanding, beginning of period	32,68,100	31,80,793	31,16,518	31,24,625

Granted	1,85,820	54,100	9,94,120	3,25,500

Less: exercised	(85,773)	(1,700)	(640,975)	(8,025)
forfeited	(275,463)	(61,593)	(376,979)	(270,500)

Options outstanding, end of period	30,92,684	31,71,600	30,92,684	31,71,600

Proforma Accounting for Progeon Stock Option Plan
Guidance note on “Accounting for employee share based payments” issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.
As allowed by guidance note, Progeon has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note “Accounting of employee share based premiums”. Had the compensation cost for Progeon’s stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company’s net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Net Profit:
As Reported	649	497	1,786	1,333
Less: Stock-based employee compensation expense	1	—	3	—

Adjusted Proforma	648	497	1,783	1,333

Basic Earnings per share as reported	23.68	18.50	65.59	49.77
Proforma Basic Earnings per share	23.64	18.50	65.48	49.77
Diluted Earnings per share as reported	23.02	17.95	63.73	48.69
Proforma Earnings per share as reported	22.99	17.95	63.63	48.69

The Fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Dividend yield %	0.00%
Expected life	1 through 6 years
Risk free interest rate	7.13%
Volatility	50.00%

23.2.8 Income taxes
The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.
Most of the company’s and all of Progeon’s operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.
Infosys now also has operations in a Special Economic Zone. Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.
During the nine months ended December 31, 2005, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs.20 crore. The tax provision for the nine months is net of the write-back.
23.2.9 Loans and advances
Deposits with financial institutions and body corporate comprise:-

in Rs. crore
	As at
	December 31, 2005	March 31, 2005

Housing Development Finance Corporation Limited (“HDFC”)	216	214
GE Capital Services India Limited	235	—
Life Insurance Corporation of India (“LIC”)	103	66

	554	280

Interest accrued but not due (included above)	2	2

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with LIC represents amount deposited solely to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

23.2.10 Fixed assets
Profit / loss on disposal of fixed assets

in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Profit on disposal of fixed assets, included in miscellaneous income	—	—	—	—
Loss on disposal of fixed assets, included in miscellaneous expenses	—	—	—	—

Profit/(loss) on disposal of fixed assets, net	—	—	—	—

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 100% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land — leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at December 31, 2005.
23.2.11 Details of Investments
Details of investments in and disposal of securities during the quarter and nine months ended December 31, 2005 and 2004:-

in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Investment in securities
Liquid Mutual funds	228	101	1,850	255

	228	101	1,850	255

Redemption / Disposal of Investment in securities
Liquid Mutual funds	352	10	855	144

	352	10	855	144

Net movement in investment	(124)	91	995	111

23.2.12 Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of	Holding as at
	incorporation	December 31, 2005	March 31, 2005

Progeon Limited	India	72.05%	99.54%
Infosys Technologies (Australia) Pty Ltd.	Australia	100%	100%
Infosys Technologies (Shanghai) Co. Ltd.	China	100%	100%
Infosys Consulting Inc.	USA	100%	100%
Progeon s.r.o. *	Czech Republic	72.05%	99.54%

*	Progeon s.r.o is a wholly owned subsidiary of Progeon Limited.
22.2.13 Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at December 31, 2005 the company has provided for doubtful debts of Rs. 1 crore (as at March 31, 2005 Rs. 8 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.14 Segment reporting
The Group’s operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.
The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.
Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.
Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.
Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.
Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.
Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.
Industry segments
Quarter ended December 31, 2005 and 2004

in Rs. crore
	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	911	357	400	262	602	2,532
	661	270	341	176	428	1,876
Identifiable operating expenses	384	156	150	103	231	1,024
	269	116	138	72	170	765
Allocated expenses	226	89	93	73	166	647
	173	68	84	43	125	493

Segmental operating income	301	112	157	86	205	861
	219	86	119	61	133	618
Unallocable expenses						117
						74

Operating income						744
						544
Other income (expense), net						(5)
						46

Net profit before taxes						739
						590
Income taxes						83
						93

Net profit after taxes						656
						497

Nine months ended December 31, 2005 and 2004

in Rs. crore
	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	2,481	942	1,139	701	1,634	6,897
	1,794	755	934	517	1,142	5,142
Identifiable operating expenses	1,045	418	429	286	648	2,826
	756	329	392	201	469	2,147
Allocated expenses	642	238	274	191	468	1,813
	472	180	230	123	316	1,321

Segmental operating income	794	286	436	224	518	2,258
	566	246	312	193	357	1,674
Unallocable expenses						293
						193

Operating income						1,965
						1,481
Other income (expense), net						67
						92

Net profit before taxes						2,032
						1,573
Income taxes						233
						240

Net profit after taxes						1,799
						1,333

Geographic segments
Quarter ended December 31, 2005 and 2004

in Rs. crore
				Rest of the
	North America	Europe	India	World	Total

Revenues	1,645	630	35	222	2,532
	1,248	414	40	174	1,876
Identifiable operating expenses	684	243	17	80	1,024
	503	167	11	84	765
Allocated expenses	413	147	8	79	647
	313	101	9	70	493

Segmental operating income	548	240	10	63	861
	432	146	20	20	618
Unallocable expenses					117
					74

Operating income					744
					544
Other income (expense), net					(5)
					46

Net profit before taxes					739
					590
Income taxes					83
					93

Net profit after taxes					656
					497

Nine months ended December 31, 2005 and 2004

in Rs. crore
				Rest of the
	North America	Europe	India	World	Total

Revenues	4,462	1,667	118	650	6,897
	3,377	1,126	94	545	5,142
Identifiable operating expenses	1,871	664	53	238	2,826
	1,412	454	25	256	2,147
Allocated expenses	1,143	399	28	243	1,813
	829	270	22	206	1,327

Segmental operating income	1,448	604	37	169	2,258
	1,136	402	47	83	1,668
Unallocable expenses					293
					187

Operating income					1,965
					1,481
Other income (expense), net					67
					92

Net profit before taxes					2,032
					1,573
Income taxes					233
					240

Net profit after taxes					1,799
					1,333

23.2.15 Dividends remitted in foreign currencies
Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.
Particulars of dividends remitted:-

in Rs. crore
Particulars	Number of shares to	Quarter ended		Nine months ended
	which the dividends	December 31,		December 31,
	relate	2005	2004	2005	2004

Final and one-time special dividend for fiscal 2004	52,92,612	—	—	—	61
Interim dividend for fiscal 2006	3,80,51,211	25	—	—	—
Final dividend for fiscal 2005	3,77,66,327	—	—	25	—

23.2.16 Conversion of cumulative preference shares in Progeon
Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation (“CIFC”) for an aggregate consideration of Rs. 93.80 crore per the shareholder’s agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-.
On June 30, 2005 CIFC exercised its rights under the shareholder’s agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. Infosys’ equity holding in Progeon as of December 31, 2005 was 72.05%.
23.2.17 Reconciliation of basic and diluted shares used in computing earnings per share
At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for each share. The record date for the bonus issue was July 2, 2004 and the shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Number of shares considered as basic weighted average shares outstanding	27,37,71,476	26,87,73,742	27,22,89,379	26,78,62,078
Add: Effect of dilutive issues of shares/stock options	78,33,477	83,36,718	79,54,117	59,08,614

Number of shares considered as weighted average shares and potential shares outstanding	28,16,04,953	27,71,10,460	28,02,43,496	27,37,70,692

23.2.18 Cash flow statement
The balance of cash and cash equivalents includes Rs. 4 crore as at December 31, 2005 (for the year ended March 31, 2005 Rs. 3 crore) set aside for payment of dividends.

23.3 Details of rounded off amounts
The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs “DCA” earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.
Balance Sheet Items

in Rs. crore
		As at
Schedule	Description
		December 31, 2005	March 31, 2005

Balance Sheet	Minority Interest	7.37	0.14

2	Capital reserve on consolidation	0.69	0.10

4	Fixed assets
	Purchases
	Vehicles	0.59	0.35
	Land: free-hold	0.01	9.59

	Disposal
	Plant and machinery	0.15	—

	Depreciation
	Vehicles	0.13	0.04

8	Cash on hand	0.04	0.02

9	Deposits with government authorities	0.01	0.05
	Unsecured, considered doubtful
	Loans and advances to employees	0.40	0.23

	Provision for doubtful loans and advances to employees	0.40	0.23

21	Provision for investments	0.27	0.10

Profit & Loss Items
in Rs. crore
		Quarter ended		Nine months ended
Schedule	Description	December 31,		December 31,
		2005	2004	2005	2004

13	Selling and Marketing expenses
	Marketing expenses	3.14	—	8.77	—
	Contribution to provident and other funds	0.50	—	1.07	—
	Advertisements	0.30	—	0.80	—
	Printing & Stationery	0.31	0.36	0.86	—
	Sales promotion expenses	0.32	0.35	0.59	—
	Office maintenance	0.04	0.05	0.28	—
	Insurance charges	0.23	0.18	0.33	0.42
	Computer maintenance	—	—	0.00	0.12
	Communication Expenses	0.32	—	0.45	—
	Staff welfare	0.54	0.11	0.97	0.40
	Cost of Software Packages for Own Use	—	0.01	0.06	0.01
	Consumables	0.06	0.03	0.12	0.24
	Rates & Taxes	0.00	—	0.00	0.03

14	General and Administrative expenses
	Staff welfare	0.57	0.37	0.57	—
	Provision for doubtful loans and advances	0.26	0.04	0.33	0.15
	Commission to non-whole time directors	0.37	0.39	0.68	—
	Auditor’s remuneration :
	Statutory audit fees	0.35	0.30	0.60	—
	Certification charges	0.01	0.07	0.01	0.07
	Out-of-pocket expenses	0.01	0.01	0.02	0.02
	Freight charges	0.18	0.20	0.36	—
	Research grants	0.35	0.24	0.44	0.43
	Software packages for own use	0.42	0.37	0.42	—
	Recruitment and training	1.76	—	5.50	—
	Bank charges and commission	0.35	0.31	0.54	—
	Rates and taxes	2.73	—	8.81	—

15	Other Income
	Miscellaneous Income	1.21	(0.01)	2.74	0.49
	Exchange differences	(57.60)	—	(68.05)	—

16	Provision for Taxaton
	Prior Period	—	—	0.06	—
	Deferred taxes	1.91	(0.45)	(1.84)	—

21	Provision for investments	(0.27)	(0.39)	0.29	(0.33)

23.2.1	Aggregate expenses
	Marketing expenses	3.14	—	8.77	—
	Recruitment and training	—	—	—	—
	Provision for doubtful loans and advances	0.26	0.04	0.41	0.15
	Commission to non-whole time directors	0.38	0.39	1.06	—
	Sales promotion expenses	0.32	0.35	0.97	—
	Auditor’s remuneration
	statutory audit fees	0.35	0.30	0.88	—
	Certification charges	0.01	0.07	0.01	0.07
	Others	—	—	—	—
	out-of-pocket expenses	0.01	0.01	0.02	0.02
	Bank charges and commission	0.35	0.31	1.00	—
	Freight charges	0.18	0.20	0.58	—
	Research grants	0.36	0.24	0.57	0.43

23.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.11	0.01	0.34	0.17
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.25)	(0.01)	(0.28)	(0.05)

	Profit/(loss) on disposal of fixed assets, net	(0.14)	—	0.06	0.12

Cash Flow Statement Items

in Rs. Crore
Schedule	Description	For the Nine months ended
		December 31,
		2005	2004

Cash Flow	(Profit)/ loss on sale of fixed assets	0.06	(0.12)
Statement	Provisions for investments	0.29	(0.33)
	Proceeds on disposal of fixed assets	0.25	0.32
	Proceeds from the issue of preference share capital	—	(0.05)

Transactions with key management personnel
Key management personnel comprise our directors and statutory officers.
Particulars of remuneration and other benefits provided to key management personnel during the quarter and nine months ended December 31, 2005 and 2004 are as follows:

in Rs. crore
Name	Salary	Contributions	Perquisites	Total
		to provident and	and incentives	Remuneration
		other funds

Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.06	0.10
	0.03	0.01	0.06	0.10
	0.09	0.03	0.17	0.29
	0.09	0.03	0.13	0.25

Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.06	0.10
	0.03	0.01	0.06	0.10
	0.09	0.03	0.16	0.28
	0.09	0.03	0.13	0.25

Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.06	0.10
	0.03	0.01	0.06	0.10
	0.09	0.03	0.17	0.29
	0.09	0.04	0.12	0.25

Whole-time Directors
K Dinesh	0.03	0.01	0.06	0.10
	0.03	0.01	0.06	0.10
	0.09	0.03	0.15	0.27
	0.09	0.03	0.12	0.24

S D Shibulal	0.23	—	0.07	0.30
	0.21	—	0.14	0.35
	0.68	—	0.21	0.89
	0.62	—	0.25	0.87

T V Mohandas Pai	0.05	0.02	0.11	0.18
Chief Financial Officer	0.04	0.01	0.14	0.19
	0.15	0.06	0.34	0.55
	0.13	0.04	0.28	0.45

Srinath Batni	0.04	0.02	0.11	0.17
	0.04	0.01	0.13	0.18
	0.13	0.05	0.30	0.48
	0.12	0.04	0.25	0.41

Other Senior Management Personnel
V Balakrishnan	0.03	0.01	0.09	0.13
Company Secretary	0.03	0.01	0.13	0.17
	0.09	0.03	0.31	0.43
	0.09	0.03	0.31	0.43

Name	Commission	Sitting fees	Reimbursement of	Total remuneration
			expenses

Non-Whole time Directors
Deepak M Satwalekar	0.05	—	—	0.05
	0.05	—	—	0.05
	0.14	0.01	—	0.15
	0.14	—	0.01	0.15

Marti G Subrahmanyam	0.04	—	0.02	0.06
	0.05	0.01	0.01	0.07
	0.12	—	0.09	0.21
	0.15	—	0.05	0.20

Philip Yeo	—	—	—	—
	0.05	—	—	0.05
	0.03	—	—	0.03
	0.15	—	—	0.15

Omkar Goswami	0.04	—	—	0.04
	0.05	—	—	0.05
	0.13	0.02	0.02	0.17
	0.15	—	0.01	0.16

Larry Pressler	0.04	—	—	0.04
	0.05	—	—	0.05
	0.12	—	—	0.12
	0.15	—	—	0.15

Rama Bijapurkar	0.04	—	—	0.04
	0.05	—	—	0.05
	0.12	—	—	0.12
	0.14	0.01	—	0.15

Claude Smadja	0.04	—	—	0.04
	0.05	—	0.03	0.08
	0.12	—	0.08	0.20
	0.15	0.01	0.10	0.26

Sridar A Iyengar	0.04	0.03	—	0.07
	0.05	—	0.02	0.07
	0.18	0.03	0.11	0.32
	0.15	—	0.06	0.21

David L Boyles	0.03	—	—	0.03
	—	—	—	—
	0.06	—	—	0.06
	—	—	—	—